Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940

August 3, 2022

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Forian Inc.
Form 10-K for the Year Ended December 31, 2021, as filed March 31, 2022
Form 10-Q for the Quarter Ended March 31, 2022, as filed May 13, 2022
File No. 001-40146

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 25, 2022 (the “Comment Letter”) to Forian Inc. (the “Company”) relating to the above-referenced Form 10-K and Form 10-Q.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments in the Comment Letter, which for your convenience we have incorporated into this response letter.

For the Staff’s convenience, we are submitting a copy of this letter via email.

Form 10-K for the Year Ended December 31, 2021 filed on March 31, 2022

Financial Statements
Note 3 Summary of Significant Accounting Policies
Goodwill, page 47

1.
Please explain to us your consideration of the definition of a reporting unit provided in ASC 350-20-20. Explain how you determined you operate as a single reporting unit, according to your goodwill disclosures on page 39, yet your segment disclosures on page 60 indicate that you operate in several reportable segments.

ASC 350-20-20 defines a reporting unit as an operating segment or one level below an operating segment.

As further discussed in our response to comment three below, the Company disclosed three reportable segments in its Form 10-K for the year ended December 31, 2021. However, it should be noted that 89% of segment revenues and 97% of segment loss from operations during 2021 were derived from the “Information and Software” segment. The “Services” and “Other” segments presented in our segment disclosure footnote were below the quantitative thresholds in ASC 280-10-50-12 requiring segment disclosure; however, management currently believes that segment disclosures in relation to those operating segments would be useful to financial statement users and were included in our segment disclosure.

The goodwill recorded upon the acquisition of Helix was allocated to one reporting unit, which equates to the “Information & Software” segment. The Company expects to realize the goodwill value in the acquisition through the development and sale of software and information products capitalizing on the unique information asset developed through the combination of Helix and MOR to form Forian. Therefore, all goodwill is reported in the “Information and Software” reporting unit.

Edward Spaniel, Jr.
Executive Vice President, General Counsel & Secretary
p. 267.376.0525 | edward.spaniel@forian.com

Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940
Division of Corporation Finance Securities and Exchange Commission August 3, 2022 Page 2
The Company will revise the disclosure on page 39 of the above-referenced Form 10-K in future periodic reports beginning with the Form 10-Q for the Quarter and Six Months Ending June 30, 2022 to read as follows:

“Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations. Goodwill is not amortized. Instead, it is tested annually for impairment, or more frequently if events occur or circumstances change that would more likely than not reduce its fair value below its carrying amount. All goodwill is reported in the Information & Software reporting unit.”

2.
Please provide the disclosures required by ASC 350-20-50-1 about goodwill in total and for each reportable segment. Disclose any significant changes in the allocation of goodwill by reportable segment. If any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount should be disclosed.

ASC 350-20-50-1 requires that entities that report segment information in accordance with ASC 280 shall provide the required disclosures of ASC 350-20-50-1 about goodwill in total and for each reportable segment and shall disclose any significant changes in the allocation of goodwill by reportable segment. It further requires that if any portion of goodwill has not yet been allocated to a reporting unit at the date the financial statements are issued, that unallocated amount and the reasons for not allocating that amount shall be disclosed.

In light of the foregoing, the Company will revise the disclosure in “Note 3 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES − Goodwill” on page 46 of the above-referenced Form 10-K in future periodic reports beginning with the Form 10-Q for the Quarter and Six Months Ending June 30, 2022 by adding the following sentence:

“All goodwill is related to a single reporting unit, the Company’s Information and Software reporting unit.”

Note 16 Segment Results, page 60

3.
Please fully comply with the disclosure requirements of ASC 280-10-50-21. Disclose the specific factors and the organizational basis used by your chief operating decision-making group in identifying the reportable segments. Also clarify, in accordance with ASC 280-10-50-21b, the types of products and services from which each reportable segment derives its revenues including whether such revenues derive from your healthcare and/or cannabis and/or government businesses.

Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940
Division of Corporation Finance Securities and Exchange Commission August 3, 2022 Page 3
ASC 280-10-50-21 requires that a public entity shall disclose the following general information:

a.
Factors used to identify the public entity’s reportable segments, including the basis of organization (for example, whether management has chosen to organize the public entity around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated); and

b.	Types of products and services from which each reportable segment derives its revenues.

In light of the foregoing, the Company will expand its segment footnote disclosure in future periodic reports beginning with the Form 10-Q for the Quarter and Six Months ending June 30, 2022 regarding the specific factors and organizational basis used in determining its reportable segments, as follows:

“The Company provides innovative software solutions, proprietary data and predictive analytics to optimize the operational, clinical and financial performance of its customers within the healthcare and cannabis industries.

FASB ASC Topic 280, “Segment Reporting,” requires that public companies report profits and losses and certain other information on their “reportable operating segments” in their annual and interim financial statements. The internal organization used by the public company’s Chief Operating Decision Maker (CODM) to assess performance and allocate resources determines the basis for reportable operating segments. The Company’s CODM is the Chief Executive Officer. The CODM evaluates financial performance based on Revenues and Operating Income. The CODM does not review assets by operating segment for the purposes of assessing performance or allocated resources.

The Company has three operating and reportable segments, which are consistent with our reporting units as follows:

The “Information and Software” segment licenses information and software products to customers. Revenues in this segment are currently derived from customers in the healthcare and cannabis industries; however, the Company’s information may be licensed to other customer segments as the Company leverages its analytics platform.

The “Services” segment provides implementation, support and training on a contractual basis to customers. Revenues in this segment are primarily generated from the operation of cannabis related “seed to sale” traceability platforms for government entities. The Company plans to introduce Real World Evidence (RWE) and Data as a Service (DaaS) service offerings in this segment in the future.

The “Other” segment consists of certain other business operations, primarily in security and marketing services.”

Form 10-Q for the Quarter Ended March 31, 2022 filed on May 13, 2022
Financial Statements
Note 3 Summary of Significant Accounting Policies
Goodwill, page 10

Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940
Division of Corporation Finance Securities and Exchange Commission August 3, 2022 Page 4
4.
We note from your earnings conference call of May 12, 2022 that “(s)ubstantially all of the growth in (your) Q1 has come from (y)our healthcare business. And that was the trend in the prior year as well.” In light of your losses and substantial negative cash flows from operations, tell us whether there has been a shortfall in your revenues and operating cash flows when compared to projected results for your various lines of business for the most recent year and subsequent interim periods. Address the non-public forecast of future Helix operating performance provided by Helix management to MOR’s management and disclosed on page 60 of your amended Form S-4 filed on February 9, 2021. Please explain to us how you determined in accordance with ASC 350-20-35 that it was not necessary to recognize an impairment loss during the periods presented.

The Company evaluates goodwill on an annual basis during its fourth quarter or whenever events or circumstances indicate that the carrying amount may not be recoverable. ASC 350-20-35 establishes the criteria to be considered to regarding interim evaluations of impairment. The qualitative impairment factors to be considered include, but are not limited to, general economic conditions, the Company’s outlook, market performance of the Company’s industry and recent and forecasted financial performance. Further testing would be required if the Company determines, based on the qualitative assessment, that it is more likely than not that a reporting unit’s fair value is less than its carrying amount.

While there has been variability among product lines, overall the Company’s revenues and operating cash flows have been in line with our expectations for the year ended December 31, 2021 and quarter ended March 31, 2022. The noted non-public projections prepared by Helix management included substantial execution risk relative to time to profitability, growth and sustainability in profit margin and revenue growth. The Company considered these risks as well as historical performance of Helix in establishing expectations of future financial performance and in determination the of its initial valuation of Helix. Based on the qualitative assessment described above, the Company concluded that it is not more likely than not that the fair value of any reporting unit is less than its carrying amount.

Management’s Discussion and Analysis
Results of Operations for the Three months Ended March 31, 2022 and 2021
Separation expenses, page 35

5.
In order to enable readers to assess material changes in your results of operations, please provide operational context for the material $5.4 million charge taken due to Forian’s separation from two advisors. As applicable, address the extent to which these advisory services focused of particular products, services, lines of business and/or reporting segments.

In response to the Staff’s comment, the Company will expand its disclosure in future periodic reports beginning with the Form 10-Q for the Quarter and Six Months ending June 30, 2022 regarding separation expenses as follows:

Forian Inc. 41 University Drive Suite 400 Newtown, PA 18940
Division of Corporation Finance Securities and Exchange Commission August 3, 2022 Page 5
“Separation expenses for the three months ended March 31, 2022 were $5,611,857, consisting of $194,814 of severance expenses related to the transfer of development activities from our Engeni SA subsidiary and $5,417,043 related to the continued vesting of stock options through March 2, 2023 related to the separation of two advisors to the Company in accordance with the terms of their original advisory agreements. The advisors were the former chief executive officer and chief financial officer of Helix who were granted stock options in conjunction with their respective advisory agreements that were entered into upon the completion of the Helix acquisition. The Company and the advisors mutually agreed not to renew the advisory agreements. The services provided by these advisors included transition planning and consulting services related to integration of the business operations of Helix and Forian.”

The disclosure noted above is consistent with the description regarding Separation Expenses included in the “NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS” on Page 16 of the Form 10-Q for the Quarter Ended March 31, 2022.

Please contact me at (267) 376-0525 with any questions or further comments regarding the above responses to the Staff’s comments.

Sincerely,

/s/ Edward Spaniel, Jr.

Edward Spaniel, Jr.
Executive Vice President,
General Counsel & Secretary

cc:	Daniel Barton, Chief Executive Officer
Mike Vesey, Chief Financial Officer